SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                 Amendment No. 6

                           PEOPLES FIRST CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                          (Title of Class of Security)

                                  711050 10 4
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                                (CUSIP number)



Check the following box if a fee is being paid with this statement:  [  ]




























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CUSIP No. 711050 10 4

(1)  Name of reporting person and identification number:

     The Peoples First National Bank & Trust Company of Paducah, Kentucky 61-0306110

(2)  Check the appropriate box if a member of a group:

     (a)  [  ]
     (b)  [  ]

(3)  SEC use only

(4)  Citizenship or place of organization:  National Bank, United States

(5) Number of shares beneficially owned by each reporting person with sole voting power: 702,903 shares

(6) Number of shares beneficially owned by each reporting person with shared voting power: 136,586 shares

(7) Number of shares beneficially owned by each reporting person with sole dispositive power: 995,419 shares

(8) Number of shares beneficially owned by each reporting person with shared dispositive power: 136,586 shares

(9)  Aggregate amount of beneficially owned by each reporting person:
     1,132,005 shares

(10) Check is aggregate amount above excludes certain shares: [ ]

(11) Percent of class represented by amount in (9) above: 12.88%

(12) Type of reporting person:  BK















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Item 1.  Name and principal address of issuer:

         Peoples First Corporation
         100 South 4th Street
         P. O. Box 2200
         Paducah, Kentucky 42002-2200

Item 2. Name, principal address, citizenship of person filing and identity of securities:

         (a) Name: The People First National Bank & Trust Company of Paducah, Kentucky (PFNB); National Bank

         (b) Business address: 401 Kentucky Avenue, P. O. Box 1920 Paducah, Kentucky 42002-1920

         (c) Citizenship - PFNB is a national banking association organized under the laws of the United States

         (d) Title of Class of Securities:  Common Stock

Item 3.  Filing status:

         PFNB is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and files this statement pursuant to Rule 13d-1(b)

Item 4.  Ownership

         (a) Amount beneficially owned:  1,132,005 shares

         (b) Percent of class: 12.88%

         (c)(i) Number of shares as to which person has sole power to vote or direct to vote: 702,903 shares

         (c)(ii) Number of shares as to which person has shared power to vote or to direct to vote: 136,586 shares

         (c)(iii) Number of shares as to which person has sole power to dispose or direct the disposition of: 995,419 shares

         (c)(iv) Number of shares as to which person has shared power to dispose or to direct the disposition of: 136,586 shares

Item 5.  Ownership of Five Percent of Less of a Class - "Not Applicable"

Item 6. Ownership of More than Five Percent on Behalf of Another Person - "Not Applicable"


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Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company -
         "Not Applicable"

Item 8. Identification and Classification of Members of the Group - "Not Applicable"

Item 9.  Notice of Dissolution of Group - "Not Applicable"

Item 10. Certification

         By signing below, I, A. Howard Arant, certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1996
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(Date)

/s/ The Peoples First National Bank & Trust Company of Paducah, Kentucky
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(Signature)


/s/ A. Howard Arant, Senior Vice-President and Trust Officer
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(Name/Title)














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